May 17, 2017

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Mondelēz International, Inc.
Form 10-K for the Fiscal Year Ended December 12, 2016 [sic]
Filed February 24, 2017
File No. 1-16483

Dear Ms. Blye,

This letter responds to the letter dated May 5, 2017 from the staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Form 10-K of Mondelēz International, Inc. for the fiscal year ended December 31, 2016 filed February 24, 2017. For your convenience, we have set forth below your comments followed by our response.

General

1.	A transcript of your second quarter 2016 earnings conference call shows that your Chief Financial Officer described countries including Syria as challenging markets in which consumer demand has been down. A 2015 news article reports that your newly appointed managing director of EEMEA will oversee sales, planning, analysis and trade marketing in countries including Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

We have very limited activities related to either Syria or North and South Sudan (which we refer to together as Sudan). We have no offices, operations, employees or assets in either country and no agreements or arrangements that involve the governments of Syria or Sudan or entities they control.

Cecilia Blye

May 17, 2017

U.S. law permits sales of food and beverage products into Syria and Sudan provided theses sales comply with applicable requirements, and we believe that our activities related to Syria and Sudan comply with these requirements. We work with distributors in Syria and Sudan that sell our snack and/or beverage products in those countries and we obtain some intellectual property-related legal advisory services from firms in Syria and Sudan. These arrangements are conducted in accordance with applicable legal requirements, including general or specific licenses from the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury. Our agreements with these entities also contain provisions that require these business partners to comply fully with all applicable laws. Details of these arrangements are as follows.

Syria

One of our subsidiaries entered into a distributorship agreement with International Megabrands LLC (“Megabrands”), a company incorporated in Syria. Megabrands distributes a variety of our gum products in Syria. Our OFAC license to sell non-U.S. origin gum to Syria expired in November 2016, and we ceased such sales upon expiration. However, we are currently seeking to renew it.

Sudan

We have subsidiaries that have entered into distributorship agreements with the following companies:

•	Unibrands Co Ltd (“Unibrands”), a company incorporated in Sudan. Unibrands distributes a variety of our candy products to retail and wholesale markets in Sudan. We also intend to sell gum in Sudan in the future.
•	Trans Africa for Investment & Distribution Co. Ltd (“Trans Africa”), a company incorporated in Sudan. Trans Africa has distributed a variety of our biscuits, chocolate and beverages products in Sudan. We are currently renegotiating this agreement.
•	Transmed West Africa (“Transmed”), a company incorporated in Lebanon. Transmed distributes a variety of our biscuits, chocolate and beverages products in Sudan.

2.	Please discuss the materiality of the contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Cecilia Blye

May 17, 2017

We believe that our limited contacts with and revenue derived from Syria and Sudan are not material to investors, taking into account both quantitative and qualitative factors as described below.

Quantitatively, net revenues related to our activities in Syria and Sudan for the periods requested were as follows (USD in millions):

	Total Company		Syria		Sudan
Period	$	% of Total	$	% of Total	$	% of Total
2014	$34,244	100%	$0.00	0.000%	$1.90	0.006%

2015	$29,636	100%	$1.50	0.005%	$1.20	0.004%

2016	$25,923	100%	$0.70	0.003%	$0.60	0.002%

Q1 2017	$6,414	100%	$0.00	0.000%	$0.10	0.002%

We currently have only a $0.031 million outstanding receivable that relates to Sudan. We do not have any assets in either Syria or Sudan.

Qualitatively, our operations in Syria and Sudan are not material to our overall business. We think a reasonable investor distinguishes between the sale of biscuits, chocolate, gum, candy and beverage products into these countries and the sale of goods or services that might contribute to activities that have resulted in these countries being sanctioned under U.S. laws. We regularly engage in discussions with our shareholders on a variety of issues to understand their views on our business. We have not received any inquiries or heard any concerns from our investors relating to activities in Syria or Sudan, nor do we have any information that would suggest that investors have deemed having such information important in making an investment decision with respect to our securities. Thus we do not think our activities in these countries are having or would have a negative effect on our operating results, reputation or share value.

Because we have very limited activities and minimal net revenues, assets and liabilities related to these countries and because of the nature of the products that we do sell, we do not believe that information related to our activities in those countries is material or will become material in the foreseeable future. As such, we have not disclosed information about these activities in our filings with the Commission. We will continue to monitor developments and investor interest in this area as well as review and monitor our global activities in order to comply with relevant U.S. law.

Cecilia Blye

May 17, 2017

We appreciate the opportunity to respond to the staff’s comment letter and look forward to resolving any concerns the staff might have. If you have any questions, please contact Carol Ward, Vice President and Corporate Secretary, at (847) 943-4373.

Sincerely,

/s/ Brian T. Gladden
Brian T. Gladden
Executive Vice President and Chief Financial Officer

cc:	Roger Schwall
Jennifer Hardy